Exhibit 99.2

November 8, 2022
The Chairman
American Equity Investment Life Holding Company
6000 Westown Parkway
West Des Moines, IA 50266

Dear David:

I hereby tender my resignation as a member of the Board of Directors (the “Board”) of American Equity Investment Life Holding Company (the “Company”), effective immediately.

It is clear based on recent events that there has been a fundamental change in the strategic direction of the Company, and that change in my view represents a material departure from the AEL 2.0 strategy. As previously communicated, neither I nor Brookfield Reinsurance can support this change in strategy as being in the best interests of the Company, its policyholders or its shareholders.

For the time being, Brookfield Reinsurance will not exercise its rights under the Investment Agreement to designate a replacement director to the Board.

Sincerely,

/s/ Sachin Shah
Sachin Shah